Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

The third quarter of 2009 was a turning point for our partnership both in terms of our operations and the execution of our growth strategy. From an operations perspective, realized pricing in the domestic timber market began to improve from trough levels experienced during the first half of the year, and we believe that our timber business is on the road to a sustainable recovery.  On a normalized basis, adjusting our results for TBE dividends, we generated adjusted net operating income (“ANOI”) of $12.1 million, compared to $7.8 million in third quarter of 2008.

We are also pleased to have recently announced a transaction with Babcock & Brown Infrastructure (“BBI”) that, if concluded, would complement our current asset mix and significantly grow the scale of our business. As part of the transaction, we will have an opportunity to invest approximately $945 million to acquire a 40% interest in BBI as well as interests in two of its marquee assets: the Dalrymple Bay Coal Terminal (“DBCT”) in Queensland, Australia, one of the largest coal export terminals in the world, and PD Ports, the third largest ports business in England.  The transaction would position Brookfield Infrastructure as a leading, globally diversified infrastructure company with scale in the utilities, transportation and timber sectors.  To finance the BBI transaction, we announced an equity offering of approximately $945 million of units which is expected to close on November 6.

RESULTS OF OPERATION AND CORPORATE INITIATIVES

During the third quarter of this year, our transmission segment generated ANOI of $14.1 million.  This was an increase of 20% over the third quarter of 2008 after eliminating the $5.3 million dividend from TBE as it was sold in the second quarter of 2009.  Our results reflect positive revenue indexation and returns on growth capital expenditures at Transelec.

In our transmission business, we continue to be excited about opportunities to grow our asset base through capital investments which will generate higher levels of ANOI.  During the quarter, we successfully closed $57 million of new contracts, resulting in a backlog of $280 million worth of contracts as at September 30, 2009.  Furthermore, in August we completed the refinancing of $220 million of Transelec’s senior notes and settled associated cross-currency interest rate swaps for approximately $60 million.  These notes represent the next material maturity in our portfolio.  Transelec issued $304 million of new debt in the Chilean bond market which effectively reduced the interest rate on this debt by approximately 275 bps in addition to extending its debt maturity profile.

Our timber segment posted ANOI of $0.7 million which was down over 55% from the third quarter of 2008 due to continued softness in the lumber market.  However, our results reflect an improvement over the prior quarter as log prices appear to have bottomed out.  A bright spot in the quarter was strong demand for whitewood from the Korean and Chinese markets which enabled us to increase harvest levels of this product and realize attractive prices net of transportation.

THE BBI TRANSACTION

On October 8, Brookfield Asset Management (“Brookfield”) and Brookfield Infrastructure jointly signed an agreement to lead the recapitalization and restructuring of BBI. Over the past several years, BBI assembled a high quality portfolio of globally diverse utility and transportation assets.   However, the purchase price for these assets was primarily financed with large amounts of debt raised in the bank market with short term maturities.  With the onset of the credit crisis, BBI ran into severe liquidity issues.  Our comprehensive recapitalization will raise A$1.8 billion of capital for BBI, including our $945 million investment, which will be used to pay down nearly all of its debt at the corporate level and selected debt at the asset level.  BBI shareholders will vote on the recapitalization proposal on November 16, and if approved, it is scheduled to close on November 20, subject to regulatory and other third party approvals.   Following the recapitalization, BBI will have a more sustainable capital structure and significant liquidity including an undrawn A$300 million corporate credit facility.

On September 10, we listed Brookfield Infrastructure on the Toronto Stock Exchange under the symbol BIP.UN in order to appeal to a wider range of investors in the Canadian market.  On October 30, we signed an underwriting agreement to sell approximately $572 million of units in a Canadian public offering at a price of C$15.55 per unit.   In total, we will issue approximately $944 million of units including up to $431 million of units to Brookfield subject to unitholder approval.  Including its participation in the public offering, Brookfield’s ownership in the Partnership would increase to up to 45%.  The proceeds from the units offering will be used to finance our participation in the BBI transaction.

We strongly believe that we have developed a very compelling transaction for all BBI stakeholders.  However, if the transaction is not approved, we believe that BBI will need to sell assets immediately to raise proceeds to address its substantial near-term liquidity issues, including a A$300 million corporate level maturity in February of 2010.  In that event, we have a right of first refusal with respect to 100% of DBCT and a call option to acquire 100% of PD Ports.  Furthermore, in the event that a competing offer to recapitalize BBI is launched, we have the right to match any such offer.  In short, we believe that we are well positioned to be able to invest in BBI in one form or another.

STRATEGY

Should the BBI transaction close as anticipated, our business will be transformed.  Our utility segment will be comprised of premier assets such as Transelec, Natural Gas Pipeline Company of America (“NGPL”), Powerco, International Energy Group (“IEG”), Ontario Transmission and Tasmania Gas Network (“TGN”).  Our transportation portfolio will be comprised of high quality businesses such as DBCT, WestNet Rail, PD Ports and Euroports.  Finally, our Longview and Island Timberlands are some of the highest quality in North America.  Going forward, Brookfield Infrastructure will be able to grow from a very solid foundation, with in place cash flow supported by regulated and contractual frameworks that will account for over 70% of our NOI.

Strategically, we will continue to operate our assets in a manner that generates accretive growth in ANOI for our unitholders.  As the economy recovers, we expect to have strong growth from our timber and ports businesses which will not require any material capital investments.  For example, our timber business is currently operating at approximately 75% of our long-run sustainable yield, as we have reduced harvest levels to preserve the value of our inventory.  Once log prices recover, we will be able to increase our harvest level to approximately 1.8 million m3 per annum, which is approximately 120% of our long run sustainable yield.  As a result of our substantial merchantable inventory, we should be able to maintain this harvest level for over ten years.  Once we are operating at our harvest plan, we will earn returns on capital from our timber business that we believe will be appropriate for this asset class.

Finally, we will look to continue to deploy our capital in accretive investments.  A hallmark of our strategy has been to acquire companies with strong franchises as a result of their regulatory frameworks or economies of scale.  We have found that these types of franchises are well positioned to invest in upgrades and expansions of their systems to facilitate the growth plans of their customers.  These growth investments typically earn very attractive returns as our franchises are often best positioned to make such investments.  We are actively evaluating such opportunities in North and South America.

OUTLOOK

We are very excited about the next chapter for our business.  Over the next several years we expect that we will benefit from a meaningful increase in our cash flow, particularly from our timber businesses.  Furthermore, the capital raise and investments that will arise from the BBI transaction will significantly change our profile.  Our operations will be more globally diverse and our financial resources and scale will be significantly enhanced.  We look forward to updating you in future quarters as we execute our business plan.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.

November 3, 2009

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “can”, “expect”, “opportunities”, “believe”, “will”, “continue”, ”backlog”, ”would”, “sustainable”, “able”, “should”, “typically”, “anticipate”, “strategy”, “increase” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Letter to Unitholders include statements about Transelec’s capital expenditure project backlog, growth opportunities and future ANOI levels for out transmission operations, anticipating closing date of the BBI transaction, BBI’s capital structure, liquidity profile and status of its corporate credit facility following the completion of the BBI transaction, anticipated closing date of the unit offering, BBI’s actions and the consequences to BBI in the event that the BBI transaction is not completed, the exercise of our right of first refusal with respect to DBCT and our call option to acquire 100% of PD Ports, Brookfield Infrastructure’s ability to match a competing offer for BBI, Brookfield Infrastructure’s ability to invest in BBI in the event that the BBI transaction does not close, future capital investment in our business, our ability to maintain harvest levels, our ability to access capital in the future, re-investing future cash flows,  fulfilling our acquisition strategies, executing on our growth plans, deploying capital in accretive investments, future increases in cash flow from our timber business in particular, strength of the future economy, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the U.S. and elsewhere, which may impact the markets for timber, the U.S. housing market, changes in inflation rates in the U.S. and elsewhere, foreign exchange rates, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, the market for electricity transmission in Chile, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, regulatory risks and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent annual report on Form 20-F and in the Partnership’s Final Prospectus dated October 30, 2009 under the heading “Risk Factors” and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.